

December 23, 2011

Via E-mail
Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905

> **Re:** **Frontier Communications Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-11001**

Dear Ms. Wilderotter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to consolidated financial statements

(4) Property, Plant and Equipment:, page F-14

1. We note that the estimated useful lives of your cable and wire assets range from 15 to 60 years. Given the significance of this asset to your balance sheet, and the size of this range, please provide a break out of the make-up of this balance into smaller categories (e.g., fiber cable, copper cable, etc.), and provide estimated useful lives attributed to each category, and accumulated depreciation by asset type. Please provide us with your proposed disclosures.

2. Further, please expand your critical accounting policies disclosure to discuss why you believe that the use of a composite depreciation rate is appropriate in view of the disparities in lives of the assets in the group and to discuss the policies and assumptions

surrounding your cable and wire assets. Your discussion should address changes in estimated useful lives attributed to each of these categories, the reasons for those changes, and potential impact of known trends to the estimated useful lives attributed to each category. Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director